# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 07/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001726173
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Holdings Inc., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 200,617; shared voting power 0; sole dispositive power 200,617; shared dispositive power 0; aggregate amount beneficially owned 200,617 (1.1% of the class)
- LION FUND, L.P. (CIK 0001334426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 542,700; shared voting power 0; sole dispositive power 542,700; shared dispositive power 0; aggregate amount beneficially owned 542,700 (2.9% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,140,952; shared voting power 0; sole dispositive power 1,140,952; shared dispositive power 0; aggregate amount beneficially owned 1,140,952 (6% of the class)
- Southern Pioneer Property & Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 106,317; shared voting power 0; sole dispositive power 106,317; shared dispositive power 0; aggregate amount beneficially owned 106,317 (0.6% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 21,900; shared voting power 0; sole dispositive power 21,900; shared dispositive power 0; aggregate amount beneficially owned 21,900 (0.1% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Western Sizzlin Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 52,400; shared voting power 0; sole dispositive power 52,400; shared dispositive power 0; aggregate amount beneficially owned 52,400 (0.3% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 1,683,652; shared voting power 0; sole dispositive power 1,683,652; shared dispositive power 0; aggregate amount beneficially owned 1,683,652 (8.9% of the class)
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,884,269; shared voting power 0; sole dispositive power 1,884,269; shared dispositive power 0; aggregate amount beneficially owned 1,884,269 (9.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Biglari Holdings Inc., an Indiana corporation ("Biglari Holdings"), The Lion Fund, L.P., a Delaware limited partnership ("The Lion Fund"), The Lion Fund II, L.P., a Delaware limited partnership ("The Lion Fund II"), Southern Pioneer Property & Casualty Insurance Company, an Arkansas corporation ("Southern Pioneer"), First Guard Insurance Company, an Arizona corporation ("First Guard"), Biglari Reinsurance Ltd., a Bermuda corporation ("Biglari Reinsurance"), Biglari Insurance Group Inc., a Delaware corporation ("Biglari Insurance"), Western Sizzlin Corporation, a Delaware corporation ("Western Sizzlin"), Biglari Capital Corp., a Texas limited liability company ("BCC"), and Sardar Biglari. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BCC is the general partner of The Lion Fund and The Lion Fund II. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by each of The Lion Fund and The Lion Fund II. By virtue of these relationships, Sardar Biglari and BCC may be deemed to beneficially own the shares of the Issuer's Common Stock (the "Shares") owned directly by each of The Lion Fund and The Lion Fund II.

Biglari Reinsurance is the direct parent company of Southern Pioneer and First Guard. Biglari Insurance is the direct parent company of Biglari Reinsurance. Biglari Holdings is the direct parent company of Biglari Insurance and Western Sizzlin. Sardar Biglari is the Chairman and Chief Executive Officer of Biglari Holdings and has investment discretion over the securities owned by each of Southern Pioneer, First Guard, Biglari Reinsurance, and Western Sizzlin. By virtue of these relationships, (i) Biglari Reinsurance, Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Southern Pioneer and First Guard, (ii) Biglari Insurance, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Biglari Reinsurance, and (iii) Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Western Sizzlin.

Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of Southern Pioneer, First Guard, Biglari Reinsurance, Biglari Insurance, Western Sizzlin, and Biglari Holdings. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, other than Mr. Biglari, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of Biglari Holdings, The Lion Fund, The Lion Fund II, Biglari Insurance, BCC and Sardar Biglari is 19100 Ridgewood Parkway, Suite 1200, San Antonio, Texas 78259. The principal business address of Southern Pioneer is 2816 Longview Drive, Jonesboro, Arkansas 72401. The principal business address of First Guard is 240 Nokomis Ave S., Venice, Florida 34285. The principal business address of Biglari Reinsurance is 141 Front St., Hamilton HM 19, Bermuda. The principal business address of Western Sizzlin is 89 Summers Way, Suite 103, Roanoke, Virginia 24019-8087.
Present principal occupation or employment: The principal business of Biglari Holdings is serving as a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, licensing and media, restaurants, and oil and gas. The principal business of each of The Lion Fund and The Lion Fund II is purchasing, holding and selling securities for investment purposes. The principal business of Southern Pioneer is providing property and casualty insurance. The principal business of First Guard is serving as a direct underwriter of commercial truck insurance. The principal business of Biglari Reinsurance is serving as the direct parent of each of First Guard and Southern Pioneer. The principal business of Biglari Insurance is serving as the direct parent of Biglari Reinsurance. The principal business of Western Sizzlin is serving as a steak and buffet restaurant concept serving signature steak dishes as well as other classic American menu items. The principal business of BCC is serving as the general partner of The Lion Fund and The Lion Fund II. The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings and BCC.
Criminal convictions in the last five years: No Reporting Person or any person listed on Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person or any person listed on Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Biglari Holdings is organized under the laws of the State of Indiana. The Lion Fund, The Lion Fund II and Western Sizzlin are organized under the laws of the State of Delaware. Southern Pioneer is organized under the laws of the State of Arkansas. First Guard is organized under the laws of the State of Arizona. Biglari Reinsurance is organized under the laws of Bermuda. Biglari Insurance is organized under the laws of the State of Delaware. BCC is organized under the laws of the State of Texas. Mr. Biglari is a citizen of the United States of America. The citizenships of the persons listed on Exhibit 1 are set forth thereon.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 542,700 Shares owned directly by The Lion Fund is approximately $47,832,094. The Shares purchased by The Lion Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 1,140,952 Shares owned directly by The Lion Fund II is approximately $58,127,062. The Shares purchased by The Lion Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 106,317 Shares owned directly by Southern Pioneer is approximately $5,740,584. The Shares purchased by Southern Pioneer were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 21,900 Shares owned directly by First Guard is approximately $1,523,378. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 20,000 Shares owned directly by Biglari Reinsurance is approximately $487,224. The Shares purchased by Biglari Reinsurance were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 52,400 Shares owned directly by Western Sizzlin is approximately $1,299,352. The Shares purchased by Western Sizzlin were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons previously filed a Schedule 13G with respect to their investment in the Issuer, as they did not acquire the Shares to influence control of the Issuer, and, in fact, subsequently indicated to the Issuer's management that they would not exceed their current ownership of the outstanding Shares unless such investment was welcomed by the Issuer. In response, the Issuer's board of directors (the "Board") unilaterally adopted a poison pill. In view of the Issuer's action, the Reporting Persons are preemptively filing this Schedule 13D in advance of a scheduled meeting with members of the Board and management.

The Reporting Persons may seek to engage with the Board and management and possibly make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, organizational documents, composition of the Board, and capital or corporate structure. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational matters and to communicate with other shareholders or third parties, including service providers. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 18,879,446 Shares outstanding as of May 7, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

As of the close of business on July 10, 2025, The Lion Fund owned directly 542,700 Shares, constituting approximately 2.9% of the Shares outstanding. By virtue of their relationships with The Lion Fund, each of Sardar Biglari and BCC may be deemed to beneficially own the Shares owned by The Lion Fund.

As of the close of business on July 10, 2025, The Lion Fund II owned directly 1,140,952 Shares, constituting approximately 6.0% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of Sardar Biglari and BCC may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on July 10, 2025, Southern Pioneer owned directly 106,317 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Southern Pioneer, each of Sardar Biglari, Biglari Holdings, Biglari Insurance and Biglari Reinsurance may be deemed to beneficially own the Shares owned directly by Southern Pioneer.

As of the close of business on July 10, 2025, First Guard owned directly 21,900 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Sardar Biglari, Biglari Holdings, Biglari Insurance and Biglari Reinsurance may be deemed to beneficially own the Shares owned directly by First Guard.

As of the close of business on July 10, 2025, Biglari Reinsurance owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding, and together with the 21,900 Shares owned directly by First Guard and the 106,317 Shares owned directly by Southern Pioneer, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Biglari Reinsurance, each of Sardar Biglari, Biglari Holdings and Biglari Insurance may be deemed to beneficially own the Shares owned directly by Biglari Reinsurance.

As of the close of business on July 10, 2025, Western Sizzlin owned directly 52,400 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Western Sizzlin, each of Sardar Biglari and Biglari Holdings may be deemed to beneficially own the Shares owned directly by Western Sizzlin.

An aggregate of 1,884,269 Shares, constituting approximately 9.98% of the Shares outstanding, are reported by the Reporting Persons in this statement.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of his relationships with the other Reporting Persons, Sardar Biglari may be deemed to have the sole power to vote and dispose of the 1,884,269 Shares owned directly by The Lion Fund, The Lion Fund II, Southern Pioneer, First Guard, Biglari Reinsurance and Western Sizzlin in the aggregate.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Exhibit 2 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 10, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Executive Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated July 10, 2025.

## Signatures
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (07/10/2025)
- LION FUND, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (07/10/2025)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (07/10/2025)
- Southern Pioneer Property & Casualty Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (07/10/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (07/10/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (06/10/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (06/10/2025)
- Western Sizzlin Corporation: /s/ Sardar Biglari, Sardar Biglari, President (07/10/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (07/10/2025)
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (07/10/2025)